UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

Re: Masterworks Vault 10, LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed October 16, 2023
File No. 024-12323

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note that the proposed restructuring transactions appear to involve a consolidation or similar plan within the meaning of Securities Act Rule 145(a)(2) for which the vote or consent of security holders is being sought. Please provide a legal analysis explaining why the restructuring transactions do not involve an offer, offer to sell, offer for sale, or sale. Alternatively, please provide a detailed legal analysis explaining the Securities Act exemption that will be relied upon for the restructuring transactions and how that exemption applies with respect to each of the following: your solicitations of approval, any other offers made and any sales. Refer to Securities Act Rule 145. Please note, we may have further comments.

2. We reissue comment 5. Please confirm that you intend to obtain new representations from investors in each Target Issuer that they are an “accredited investor” or “qualified purchaser.”

Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services